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                                                                     EXHIBIT 4.2

                         STORAGE TECHNOLOGY CORPORATION

                           DEFERRED COMPENSATION PLAN

                                 AMENDMENT NO. 1


Storage Technology Corporation sponsors the Storage Technology Corporation Deferred Compensation Plan (the "Plan"). In section 9.4 of the Plan, Storage Technology Corporation reserved the right to amend the Plan from time to time. Storage Technology Corporation hereby amends the Plan as follows, effective May 15, 2001.

1. Section 1.9 shall be replaced in its entirety by the following.

        1.9 "Credited Earnings" means the increase or decrease in the Participant's Plan Account that is attributable to investment experience, as described in Article IV.

2. The following Section 1.16A shall be added to the Plan.

        1.16A "StorageTek Stock" means the common stock of Storage Technology Corporation or any successor entity.

3. The text of Article IV shall be moved into new section 4.1, section 4.1 shall be entitled "Accounts," and the following new section 4.2 shall be added to the Plan.

        4.2     Credited Earnings.


                (a) General. Credited Earnings shall be calculated separately for each sub-account of each Participant's Plan Account. Participants and beneficiaries of deceased Participants shall be permitted to select from among the methods made available by the Committee for calculating Credited Earnings. Any change in the method of calculating Credited Earnings shall be applied prospectively only. The Committee shall establish from time to time the procedures the Plan will follow in calculating Credited Earnings and the procedures that Participants and beneficiaries must follow when changing from one method to another. Unless the Committee determines otherwise, Credited Earnings shall be accounted for and credited to a Participant's Plan Account (i) for Company Deferrals, from the date on which such amounts would have been contributed to the Thrift Plan on behalf of the Participant, (ii) for Participant Deferrals, from the date on which such amounts would have otherwise been paid to the Participant by the Company, and (iii) for amounts transferred from plans merged with and into this Plan, from the date of the plan mergers as set forth in the Appendices to this Plan.

                (b) Methods of Calculating Credited Earnings. The "Guaranteed Method" described in paragraph (i) will be used unless the Participant or beneficiary is able to, and does affirmatively, elect the "Stock Method" described in paragraph (ii). The Company (through action of its Board of Directors or its delegate) shall select the Participants and beneficiaries who are eligible to elect the Stock Method, and the extent to which the Stock Method is available to each Participant and beneficiary. The Committee shall promulgate the rules and procedures to carry out the Company's decisions. The choice of the Stock Method is irrevocable with respect to amounts subject to that method. See section 5.6 for the special distribution rules that apply to a distribution of amounts subject to the Stock Method.

                        (i) Guaranteed Method. The rate of Credited Earnings in one calendar year shall be the monthly average of 10-year Treasury Notes for the prior calendar year, plus 2-1/2%.

                        (ii) Stock Method. Credited Earnings shall be determined by treating the Participant's Plan Account as if it were invested in shares of StorageTek Stock with the following modifications. If cash dividends are paid on StorageTek Stock, the Plan Account subject to the Stock Method will be treated as if it



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                                received cash and used it to purchase additional
                                whole or fractional shares of StorageTek Stock. If there is any corporate transaction or restructuring of Storage Technology Corporation, such as a merger, stock split, recapitalization, acquisition, or sale of the company, appropriate adjustments shall be made to the Participants' Accounts so that the economic effect on each Participant's Plan Account shall be substantially the same as the economic effect on a shareholder of StorageTek Stock. The Company (through action of its Board of Directors or its delegate) shall determine the precise adjustments to be made in each situation.

4. Every occurrence of the phrase "cash lump sum" in sections 5.1(b), 5.2(a), 5.2(b), 5.2(c)(iii), and 5.4 shall be replaced by the phrase "lump sum."

5. The following new section 5.1(e) shall be added to the Plan.

        (e) Delay of Payment. The Plan shall delay any payment to the extent necessary to comply with the withholding requirements of section 5.8.


6. Section 5.2(d) shall be replaced in its entirety with the following.

        (d) Calculation of Installment Payments. The amount of each installment payment will be calculated when the Participant terminates service. The Committee may use any reasonable method to determine the amount of each installment payment. To the extent that Credited Earnings are calculated using the Stock Method described in section 4.2(b)(ii), the number of shares of StorageTek Stock to be distributed with each installment payment is equal to the total number of shares to be distributed divided by the number of remaining installment payments. To the extent that Credited Earnings are calculated using the Guaranteed Method described in section 4.2(b)(i), future Credited Earnings shall be determined by using the average of the interest rates used by the Plan for purposes of determining Credited Earnings under the Guaranteed Method in the four consecutive Plan Years ending with the Plan Year in which the Participant's service with the Company terminates.

7. Section 5.3 shall be replaced in its entirety by the following.

                5.3 Early Distribution With Penalty.

        (a) Availability. Instead of receiving the distribution of a Participant's Plan Account at the time and in the manner otherwise specified in this Article V, a Participant may elect to receive all or any portion of his entire Plan Account in a lump sum payment at any time. If a Participant elects an early distribution under this section, his distribution shall be reduced by 10% as an early withdrawal penalty. Payment shall be made to the Participant within 30 days after receipt by the Company of the Participant's election. All elections under this section shall be made in writing, shall be effective when delivered to the Company and shall be irrevocable once made.

        (b) Order of Withdrawal. The sub-accounts shall be used in the following order to fund the early withdrawal and the 10% penalty: first, the sub-accounts with the distribution date that occurs when the Participant terminates service with the Company, then the sub-accounts with specified distribution dates, the sub-account with the later distribution date being distributed before the sub-account with an earlier distribution date.

        (c) Suspension of Participation. A Participant who takes an early distribution under this section shall generally not be eligible to participate in the Plan for one year. The one-year suspension period begins on the date of distribution and ends on the first payroll period that begins after the first anniversary of the date of distribution. The Participant may not make any Participant Deferrals during the suspension period. However, during the suspension period, the Participant may make deferral elections under section 3.1, and such elections shall apply only to amounts that become payable to the Participant after the suspension



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                period has ended. The Participant shall not receive any Company
                Deferrals that would normally occur during the suspension period, regardless of the circumstance that triggered the Company Deferral. The Participant's Company Deferral that would have been a Company Matching Contribution under the Thrift Plan shall be based only on amounts paid to the Participant before or after the suspension period. The Participant may make hardship withdrawals under section 5.5 during the suspension period. During the suspension period, the Participant may make those investment elections that he is eligible to make under the provisions of section 4.2.


8. The second sentence of section 5.5 shall be replaced in its entirety by the following.


                The sub-accounts shall be used in the following order to fund the hardship withdrawal: first, the sub-accounts with the distribution date that occurs when the Participant terminates service with the Company, then the sub-accounts with specified distribution dates, the sub-account with the later distribution date being distributed before the sub-account with an earlier distribution date.

9. The text of section 5.6 shall be moved to new section 5.6(a), section 5.6(a) shall be entitled "Cash Payments," and the following new section 5.6(b) shall be added to the Plan.

        (b) StorageTek Stock. To the extent that a distribution consists of amounts that are subject to the Stock Method of determining Credited Earnings, the distribution shall be in the form of StorageTek Stock, except that the Committee may choose to pay the cash equivalent of any fractional share. The StorageTek Stock may be paid, at the sole discretion of the Company, either from the Trust or by the Company.

10. Section 5.8 shall be replaced in its entirety by the following.

     5.8 Withholding.

        (a) General. The Plan shall withhold any taxes or other amounts that it is required to withhold pursuant to any applicable law. The Committee may direct the Plan to withhold additional amounts from any payment at the Participant's request.

        (b) Special Rules for StorageTek Stock. If a payment consists of both cash and shares of StorageTek Stock, the withholding will be calculated by treating the cash portion of the payment as one payment and the StorageTek Stock portion of the payment as a separate payment. The required withholding on a cash payment will be accomplished by reducing the cash paid to the distributee. The required withholding on a payment of StorageTek Stock will be accomplished by either (i) the distributee paying to the Company the required withholding, or (ii) any other method of payment that is approved by the Committee or the Company (through action of its Board of Directors or its delegate). No StorageTek Stock shall be distributed until the required withholding has been paid to the Company or provided for in a manner approved by the Company or Committee.

11. The first sentence of Section 10.4 shall be replaced in its entirety by the following.

        Except as provided in this section and section 5.8(b), no Participant shall have the right to assign, transfer, hypothecate, encumber or anticipate his interest in any benefits under this Plan, nor shall the benefits under this Plan be subject to any legal process to levy upon or attach the benefits for payment for any claim against the Participant or his spouse.



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        IN WITNESS WHEREOF, Storage Technology Corporation has caused this instrument to be executed on its behalf, by its duly authorized officer, as of this 15th day of May, 2001.


                                       STORAGE TECHNOLOGY CORPORATION


                                       BY: /s/ JEFFREY M. DUMAS
                                           -------------------------------------


                                       ITS: Corporate Vice President and
                                            General Counsel
                                            ------------------------------------


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